Mail Stop 3561

July 8, 2009

Etienne L. Weidemann
Chief Executive Officer
Auxilio, Inc.
27401 Los Altos, Suite 100
Mission Viejo, California 92691

      Re: Auxilio, Inc.
              Post-Effective Amendment No. 6 to Registration Statement on Form S-1
              Filed June 30, 2009
              File No. 333-135640

Dear Mr. Weidemann:

      We have reviewed your amendment and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comments are inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Post-Effective Amendment No. 6 to Registration Statement on Form S-1

General

1. We note you have incorrectly titled Post-Effective Amendment No. 6 as "Amendment No. 1 to Post-Effective Amendment No. 5." Please number your post-effective amendments consecutively so that the next amendment is Post-Effective Amendment No. 7. See Rule 470 of Regulation C.

2. Please ensure that you have updated your prospectus consistently to reflect the changes you have made in response to our comments. For example, we note that you continue to state that the "number of shares registered under this prospectus would be approximately 21% of the total common stock outstanding…" on page 1. Please revise and ensure that you have made consistent revisions throughout your prospectus.

Selling Stockholders, page 25

3. We note your response to comment five in our letter dated May 22, 2009. Please revise the footnotes to your selling stockholders table to disclose the identities of the natural

persons exercising voting and investment control over the shares owned by stockholders who are not natural persons, even where investment decisions are made by committee. Where you state that no natural person exerts voting and investment control over the shares, please disclose the identities of the natural persons who share the power to direct the voting of the shares. In this regard, please refer to Interpretive Response 240.04 of our Regulation S-K Compliance and Disclosure Interpretations located at our website, www.sec.gov.

4. We note your response to comment six in our letter dated May 22, 2009. You state that you have disclosed the identities of selling stockholders who are broker-dealers. Please note that a registration statement registering the resale of shares being offered by broker-dealers must identify the broker-dealers as underwriters if the shares were not issued as underwriting compensation. Your indication that such broker-dealers "may be deemed" underwriters is insufficient; please revise to state that the broker-dealers are underwriters. Also, as applicable, please identify all selling stockholders who are affiliates of broker dealers. For a selling stockholder that is an affiliate of a broker-dealer, the prospectus must state that: (1) the seller purchased in the ordinary course of business; and (2) at the time of purchase of the securities you are registering for resale, the seller had no agreements or understandings, directly or indirectly, with any person, to distribute the securities. If you are unable to make these statements in the prospectus, please disclose that the seller is an underwriter.

Signatures

5. We note that you appointed a new President, Mr. Jacques Terblanche, effective June 10, 2009. Your prior President executed this amendment in that capacity. Please revise to remove this title from Mr. Weidemann's signature blocks and ensure that your Signature page has been properly executed by all necessary persons in their proper capacities. See Instruction 1 to Signatures to Form S-1. We also note that your website still identifies Mr. Weidemann as President.

Please contact Ramin Olson at (202) 551-3331, Mara Ransom, Legal Branch Chief, at (202) 551-3264, or me at (202) 551-3725 with any questions.

Sincerely,

H. Christopher Owings
Assistant Director